## SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 6-K



**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of**

**the Securities Exchange Act of 1934**



For the month of August, 2002

# CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.__X__ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .______ No. __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on August 30, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the establishment of a new company, Sichuan Airlines Corporation Limited. A copy of each of the announcement is included in this Form 6-K of the Company.

China Daily
August 30, 2002

# 中国南方航空股份有限公司
# CHINA SOUTHERN AIRLINES COMPANY LIMITED

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

## ESTABLISHMENT OF NEWCO

Reference is made to the Company's announcement dated July 11, 2002. The Board hereby announces that the Company has on August 29, 2002 entered into the Agreement with Sichuan Airlines, Shanghai Airlines Company Limited, Shangdong Airlines Company Limited and Chengdu Gingko Restaurant Co., Ltd., whereby the Parties agree to establish NewCo in accordance with the laws of PRC. The Company has conditionally agreed to contribute RMB136.5 million (equivalent to approximately HK$128.9 million) in cash to the registered capital of NewCo. Upon the establishment of NewCo pursuant to the Agreement, the Company will be interested in 39% of the registered capital of NewCo and Sichuan Airlines, Shanghai Airlines Company Limited, Shangdong Airlines Company Limited and Chengdu Gingko Restaurant Co., Ltd. will be interested in 40%, 10%, 10% and 1% of the registered capital of NewCo respectively. The entry into of the Agreement by the Company constitutes a transaction discloseable under paragraph 2 of the Listing Agreement.

### THE AGREEMENT

**Date**

August 29, 2002

**Parties**

The Company, Sichuan Airlines, Shanghai Airlines Company Limited, Shangdong Airlines Company Limited and Chengdu Gingko Restaurant Co., Ltd.

Each of Sichuan Airlines, Shanghai Airlines Company Limited, Shangdong Airlines Company Limited and Chengdu Gingko Restaurant Co., Ltd. and their respective shareholders and directors are independent of the Company and its subsidiaries, and their promoter, supervisor, directors, chief executive, substantial shareholders and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange).

**NewCo**

Upon the establishment of NewCo, the registered capital of NewCo will be RMB350 million (equivalent to approximately HK$331 million) and that the Company will be interested in 39% of the registered capital of NewCo and Sichuan Airlines, Shanghai Airlines Company Limited, Shangdong Airlines Company Limited and Chengdu Gingko Restaurant Co., Ltd. will be interested in 40%, 10%, 10% and 1% of the registered capital of NewCo respectively.

NewCo will be treated as an associated company of the Company. NewCo will mainly engage in civil aviation and aircraft maintenance services.

The profits of NewCo will be distributed among its shareholders in accordance with their respective equity interests therein, that is 39% for the Company, 40%, 10%, 10% and 1% for Sichuan Airlines, Shanghai Airlines Company Limited, Shangdong Airlines Company Limited and Chengdu Gingko Restaurant Co., Ltd. respectively. The board of NewCo shall consist of 9 directors, 3 of them will be nominated by the Company, and 3 of them will be nominated by Sichuan Airlines, 1 of them will be nominated by Shanghai Airlines Company Limited, 1 of them will be nominated by Shangdong Airlines Company Limited and 1 of them will be nominated by the employees of NewCo.

**Registered Capital Contribution**

Pursuant to the Agreement, the registered capital of NewCo will be contributed in the following manners: (1) RMB136.5 million (equivalent to approximately HK$128.9 million) to be contributed by the Company in cash, (2) RMB140 million (equivalent to approximately HK$132 million) to be contributed by Sichuan Airlines in kind, (3) RMB35 million (equivalent to approximately HK$33 million) to be contributed by Shanghai Airlines Company Limited in cash, (4) RMB35 million (equivalent to approximately HK$33 million) to be contributed by Shangdong Airlines Company Limited in cash, and (5) RMB3.5 million (equivalent to approximately HK$3.3 million) to be contributed by Chengdu Gingko Restaurant Co., Ltd. in cash. The contribution by the Company, Shanghai Airlines Company Limited, Shangdong Airlines Company Limited and Chengdu Gingko Restaurant Co., Ltd. shall be payable within 30 days after the Agreement becomes effective. Except as otherwise disclosed in this announcement, the Company does not have any other outstanding commitment under the Agreement. The cash capital payable by the Company under the Agreement will be financed by the Company's internal resources. The capital contribution by Sichuan Airlines shall mainly comprise an office building situated in Sichuan Chengdu International Airport and related land use rights, ground handling parts, five A320 aircraft, two A321 aircraft, five EMB145 aircraft and one Xinzhou 60 aircraft and shall be transferred to NewCo within 6 months after the establishment of NewCo. The value of capital contribution by Sichuan Airlines was determined after arm's length negotiation between the Parties, after taking into account, among other things, the independent valuation report of the capital to be contributed by Sichuan Airlines.

**Condition**

The Agreement shall become effective upon the due execution of the Agreement by the respective Parties.

### REASONS FOR THE COMPANY'S CAPITAL CONTRIBUTION TO NEWCO

The Company provides commercial airline services throughout the PRC, Southeast Asia and other parts of the world. Sichuan Airlines has valuable civil aviation experience in the south western part of PRC, the Board believes that the establishment of NewCo together with Sichuan Airlines being a strategic partner will allow the Company to strengthen its domestic airlines business, particularly in the south western part of the PRC.

### WET LEASE AGREEMENT

By way of the Wet Lease Agreement dated March 29, 2002 between the Company (as the lessor) and Sichuan Airlines (as the lessee), the Company currently leases one A320 aircraft to Sichuan Airlines for a term of 2 years commencing from April 10, 2002 to April 10, 2004. Under the Wet Lease Agreement, the Company will supply aircraft crew members, be responsible for the maintenance and insurance of the aircraft.

Under the Wet Lease Agreement, in consideration of the Company's wet lease of the aircraft and provision of the services to Sichuan Airlines, depending on the hours of the aircraft in operation, Sichuan Airlines agreed to pay to the Company an aggregate monthly rent of approximately RMB6 million (equivalent to approximately HK$5.66 million) in arrears on the 1st day of each month throughout the wet lease period or otherwise in accordance with the Wet Lease Agreement.

The amount of the consideration was determined having regard to the prevailing market level of rent payable for the wet leases of similar model of aircraft and the provision of services which are subjects of the Wet Lease Agreement.

Upon the establishment of NewCo, it is intended that the rights and obligations of Sichuan Airlines under the Wet Lease Agreement will be transferred from Sichuan Airlines to NewCo whereby NewCo will operate the Aircraft pursuant to the terms of the Wet Lease Agreement.

### MISCELLANEOUS

Save as disclosed herein, the Board confirms that it is not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of price sensitive nature.

### DEFINITIONS

| | |
|---|---|
| "Agreement" | the agreement to be entered into by the Company and Sichuan Airlines, Shanghai Airlines Company Limited, Shangdong Airlines Company Limited and Chengdu Gingko Restaurant Co., Ltd. relating to the establishment of NewCo; |
| "Aircraft" | the aircraft which is subject of the Wet Lease Agreement |
| "Board" | the board of directors of the Company; |
| "Company" | China Southern Airlines Company Limited, a joint stock limited company incorporated with limited liability in the PRC and listed on the Stock Exchange; |
| "Directors" | The directors of the Company; |
| "NewCo" | Sichuan Airlines Corporation Limited (四川航空股份有限公司), a joint stock limited company to be incorporated in the PRC pursuant to the Agreement; |
| "Parties" | The parties to the Agreement; |
| "PRC" | People's Republic of China; |
| "RMB" | Renminbi, the lawful currency of PRC; |
| "Wet Lease Agreement" | The wet lease agreement dated March 29, 2002 between the Company (as the lessor) and Sichuan Airlines (as the lessee), whereby the Company leases one A320 aircraft to Sichuan Airlines for a term of 2 years commencing from April 10, 2002 to April 10, 2004. |

By order of the Board
Su Liang
*Company Secretary*

Guangzhou, the People's Republic of China
August 29, 2002

*Translation of Renminbi into Hong Kong dollars is based on the exchange rate of HK$1.00 = RMB 1.0587.*

香港商報
Hong Kong Commercial Daily News
August 30, 2002

# 中国南方航空股份有限公司
# CHINA SOUTHERN AIRLINES COMPANY LIMITED

（在中華人民共和國註冊成立的股份有限公司）

## 成立新公司

茲提述本公司日期為二零零二年七月十一日之公佈，董事會謹此宣佈本公司於二零零二年八月二十九日與四川航空公司、上海航空股份有限公司、山東航空股份有限公司及成都銀杏餐飲有限公司訂立協議，據此，各訂約方同意根據中國法例成立新公司。本公司同意有條件出資現金人民幣136,500,000元（約相等於128,900,000港元），作為新公司之註冊股本。於新公司根據協議成立後，本公司將擁有新公司註冊資本39%，而四川航空公司、上海航空股份有限公司、山東航空股份有限公司及成都銀杏餐飲有限公司將分別擁有新公司40%、10%、10%及1%權益。根據上市協議第2段，本公司訂立協議構成一項須予披露之交易。

### 協議

**日期**

二零零二年八月二十九日

**訂約方**

本公司、四川航空公司、上海航空股份有限公司、山東航空股份有限公司及成都銀杏餐飲有限公司。

四川航空公司、上海航空股份有限公司、山東航空股份有限公司及成都銀杏餐飲有限公司及彼等各自之股東及董事均獨立於本公司及其附屬公司、彼等之創辦人、監事、董事、行政總裁、主要股東及彼等各自之聯繫人士（定義見聯交所證券上市規則）。

**新公司**

於新公司成立後，新公司之註冊資本將為人民幣350,000,000元（約相等於331,000,000港元），本公司將擁有新公司39%權益，而四川航空公司、上海航空股份有限公司、山東航空股份有限公司及成都銀杏餐飲有限公司將分別擁有新公司40%、10%、10%及1%權益。

新公司將被視為本公司之聯營公司。新公司將主要從事航空運輸服務及飛機維修服務。

新公司之溢利將按各股東之股權比例攤分，即本公司佔有39%，而四川航空公司、上海航空股份有限公司、山東航空股份有限公司及成都銀杏餐飲有限公司則分別佔有40%、10%、10%及1%。新公司董事會將由九位董事組成，其中三位將由本公司提名、三位由四川航空公司提名、一位由上海航空股份有限公司提名、一位由山東航空股份有限公司提名及一位由新公司僱員提名。

**註冊資本出資**

根據協議，新公司之註冊資本將以下列方式出資：

(1) 人民幣136,500,000元（約相等於128,900,000港元）將由本公司以現金注入，(2)人民幣140,000,000元（約相等於132,000,000港元）將由四川航空公司以實物注入，(3)人民幣35,000,000元（約相等於33,000,000港元）將由上海航空股份有限公司以現金注入，(4)人民幣35,000,000元（約相等於33,000,000港元）將由山東航空股份有限公司以現金注入，及(5)人民幣3,500,000元（約相等於3,300,000港元）將由成都銀杏餐飲有限公司以現金注入。本公司、上海航空股份有限公司、山東航空股份有限公司及成都銀杏餐飲有限公司之出資須於協議生效後30日內支付。除本公佈所披露者外，本公司於協議項下並無任何其他未履行承擔。本公司根據協議應付之現金資本將以本公司之內部資源撥付。而四川航空公司之資產出資須於新公司成立後6個月內過戶予新公司，主要包括位於四川成都國際機場一幢辦公大樓及相關土地使用權、地面設施、五架空中客車A320飛機、兩架空中客車A321飛機、五架EMB145飛機及一架新舟60飛機。四川航空公司之資產出資額乃由各訂約方經考慮（其中包括）四川航空公司將注入之資產之獨立估值報告後，按公平原則磋商釐定。

**條件**

協議須待各訂約方正式簽立協議後方告生效。

**本公司向新公司進行資本注資之原因**

本公司於中國、東南亞及其他地方提供商用航班服務，四川航空公司對中國西南部之航空運輸市場及運作有豐富的經驗，董事會認為與四川航空公司成立新公司，作為本公司之策略性夥伴，將有助本公司鞏固國內航班業務，尤其中國西南部之航班服務。

### 濕租協議

本公司（作為出租人）與四川航空公司（作為承租人）於二零零二年三月二十九日訂立濕租協議，據此，本公司目前向四川航空公司出租一架空中客車A320飛機，租期由二零零二年四月十日起至二零零四年四月十日止為期兩年。根據濕租協議，本公司將提供機組人員並負責飛機維修及保險費用。

根據濕租協議，作為本公司向四川航空公司濕租飛機及提供服務之代價（按飛機飛行小時計算），四川航空公司同意向本公司支付月租總額約人民幣6,000,000元（約相等於5,660,000港元），濕租期內每月租金於下一個月首日或根據濕租協議另訂之其他日期支付。

代價金額乃經考慮濕租濕租協議中所述之相同型號飛機及所提供服務之現行市值後釐訂。

於新公司成立後，四川航空公司於濕租協議項下之權利及義務將會轉嫁予新公司，據此，新公司將根據濕租協議經營飛機。

### 其他事項

除本文所披露者外，董事會確認並不知悉有任何足以或可能影響股價之事宜須根據上市協議第2段規定之一般責任作出披露。

### 釋義

| | | |
|---|---|---|
| 「協議」 | 指 | 本公司與四川航空公司、上海航空股份有限公司、山東航空股份有限公司及成都銀杏餐飲有限公司就成立新公司訂立之協議； |
| 「飛機」 | 指 | 濕租協議所指之飛機； |
| 「董事會」 | 指 | 本公司董事會； |
| 「本公司」 | 指 | 中國南方航空股份有限公司，一家於中國註冊成立之股份有限公司，並於聯交所上市； |
| 「董事」 | 指 | 本公司董事； |
| 「新公司」 | 指 | 四川航空股份有限公司，一家根據協議將於中國註冊成立之股份有限公司； |
| 「訂約方」 | 指 | 協議之各訂約方； |
| 「中國」 | 指 | 中華人民共和國； |
| 「人民幣」 | 指 | 中國法定貨幣人民幣； |
| 「濕租協議」 | 指 | 本公司（作為出租人）與四川航空公司（作為承租人）於二零零二年三月二十九日訂立之濕租協議，據此，本公司向四川航空公司出租一架空中客車A320飛機，租期由二零零二年四月十日起至二零零四年四月十日止為期兩年。 |

承董事會命
公司秘書
蘇亮

中華人民共和國，廣州

二零零二年八月二十九日

人民幣乃按港幣1.00元兑人民幣1.0587元之匯率換算為港幣。

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________________

Name: Su Liang
Title: Company Secretary

Date: August 30, 2002